SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Tiffany McMillan-McWaters

Franchise Group, Inc.

109 Innovation Court, Suite J

Delaware, OH 43015

(740) 363-2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 12
(1) NAMES OF REPORTING PERSONS K. Todd Evans
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 3 of 12
(1) NAMES OF REPORTING PERSONS Scott Harvey
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 4 of 12
(1) NAMES OF REPORTING PERSONS Andrew F. Kaminsky
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 5 of 12
(1) NAMES OF REPORTING PERSONS Tiffany McMillan-McWaters
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 6 of 12
(1) NAMES OF REPORTING PERSONS Jason Mattes
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 7 of 12
(1) NAMES OF REPORTING PERSONS Eric F. Seeton
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 8 of 12
(1) NAMES OF REPORTING PERSONS Thomas Will
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 35180X105	13D	Page 9 of 12
(1) NAMES OF REPORTING PERSONS David Simkins Grantor Trust
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 35180X105	13D	Page 10 of 12
(1) NAMES OF REPORTING PERSONS Dramm Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14) TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 8, 2023 (as amended by Amendment No. 1 to the Schedule 13D filed on August 16, 2023, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by the information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

At the Effective Time, in accordance with the terms and conditions set forth in the Merger Agreement, each share of Common Stock outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock, shares of the Company’s preferred stock, par value $0.01 per share, and shares of the 7.5% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”)), of the Company owned by Bryant Riley, B. Riley or any wholly-owned subsidiary of B. Riley, Parent, Merger Sub or any wholly-owned subsidiary of Parent, the Company or any wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, (ii) shares of Common Stock that were owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware and (iii) shares of Common Stock that were cancelled or converted into shares of common stock of the Surviving Corporation in accordance with the Merger Agreement, the Rollover Agreement, or additional rollover and contribution agreements entered into on or about August 7, 2023 and August 14, 2023, with certain stockholders of the Company including the Reporting Persons (such parties other than Freedom VCM Holdings, collectively, the “Rollover Stockholders”), was converted into the right to receive cash in an amount equal to $30.00 in cash per share, without interest (the “Per Share Merger Consideration”).

At the Effective Time, each outstanding stock option to purchase shares of Common Stock granted under the Company’s stock plans (“Company Option”) entitled the holder to receive, without interest, an amount in cash equal to the product of multiplying (A) the number of shares of Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of the Common Stock subject to such Company Option.

At the Effective Time, each outstanding restricted stock unit granted under the Company’s stock plans that would have vested solely based on continued employment or services (“Company RSU”) vested and entitled the holder of such Company RSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration.

At the Effective Time, each outstanding stock unit granted under the Company’s stock plans that would have vested based on both the achievement of performance goals (other than performance goals related to the Company’s share price) and continued employment or services (“Company PRSU”) vested and entitled the holder of such Company PRSU to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of Common Stock subject to such vested Company PRSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration.

At the Effective Time, each outstanding stock unit granted under the Company’s stock plans that would have vested based on both the achievement of performance goals related to the Company’s share price and continued employment or services were, automatically and without any action on the part of the holder thereof, cancelled for no consideration, payment or right to consideration or payment.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) As a result of the transactions described in Item 4, as of August 21, 2023, the Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of August 21, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ K. Todd Evans
K. Todd Evans

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Scott Harvey
Scott Harvey

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Andrew F. Kaminsky
Andrew F. Kaminsky

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Tiffany McMillan-McWaters
Tiffany McMillan-McWaters

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Jason Mattes
Jason Mattes

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Eric F. Seeton
Eric F. Seeton

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

By:	/s/ Thomas Will
Thomas Will

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

DAVID SIMKINS GRANTOR TRUST

By:	/s/ David Simkins
	Name:	David Simkins
	Title:	Trustee

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2023

DRAMM INC

By:	/s/ David Simkins
	Name:	David Simkins
	Title:	CEO

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